Exhibit 99.1

JINMAO OUTDOOR ADVERTISING SERVICES AGREEMENT

This Outdoor Advertising Services Agreement (the “Agreement”) is made and entered into on July 20, 2026 (the “Execution Date”), by and between:

Party A: NETCLASS TECHNOLOGY INC

Address: 4th Floor, Harbour Place, 103 South Church Street, PO Box 10240, Grand Cayman, Cayman Islands

Party B: CHINA OUTDOOR MEDIA DEVELOPMENT LIMITED

Address: ROOM 2914, 29TH FLOOR, HO KING COMMERCIAL CENTRE, 2-16 FA YUEN STREET, MONG KOK, HONG KONG, 999077

WHEREAS, Party A intends to conduct brand promotion and marketing activities during the Service Term;

WHEREAS, Party B possesses outdoor advertising resources and operational capabilities and agrees to provide outdoor advertising services to Party A in accordance with the terms of this Agreement;

NOW, THEREFORE, the Parties agree as follows:

1. Scope of Services

During the Service Term, Party B shall provide twelve (12) months of outdoor advertising and promotional services to Party A, including but not limited to:

1. Displaying Party A’s brand content on a LED outdoor screen located in the JinMao Tower, Shanghai Pudong New Area, China;

2. The advertising shall be broadcast for no less than ten (10) days per calendar month during the Service Term;

3. During each broadcast day, Party A’s advertisement shall be displayed in fifteen (15) second slots for no fewer than forty (50) rotations per day, or such alternative broadcast frequency as may be mutually agreed in writing by the Parties;

4. Arranging advertising placement, coordinating broadcast schedules, and supporting material deployment;

5. Managing content publication and playback during the Service Term;

6. Providing reasonable playback confirmation reports or performance records upon request;

7. Ensuring the availability and operational functionality of the agreed LED advertising resources during the Service Term.

Party B shall perform the above services in a professional, diligent, and commercially reasonable manner consistent with industry standards.

2. Service Term

The service term under this Agreement shall commence on July 21, 2026 and shall continue through July 20, 2027, for a total period of twelve (12) consecutive months (the “Agreed Service Term”). The Parties acknowledge that the services commenced on February 1, 2026, and agree that this Agreement shall be deemed effective as of February 1, 2026, with respect to the services provided from that date.

3. Equity Consideration

As full and complete consideration for Party B’s performance of services throughout the entire Agreed Service Term, Party A agrees to grant Party B 320,000 Class A ordinary shares of Party A (the “Shares”).

The Shares correspond to the full twelve (12) month Agreed Service Term.

The Shares shall be issued by the end of July 2026.

The Parties acknowledge and agree that the Shares shall be validly issued and fully paid upon issuance and shall not be subject to cancellation or rescission based solely on the performance status of services.

Notwithstanding the foregoing, the Parties further acknowledge that the Shares correspond to the full Agreed Service Term, and Party B’s ultimate entitlement to the economic benefits associated with the Shares is conditional upon substantial completion of all service obligations during the Agreed Service Term.

4. Non-Performance and Compensation Mechanism

4.1 If Party B fails to perform, partially performs, or is unable to complete the agreed advertising obligations during the Agreed Service Term due to reasons attributable to Party B, Party B shall compensate Party A by either:

(a) providing additional advertising services of equivalent commercial value; or

(b) such other remedial arrangement as may be mutually agreed in writing by the Parties.

4.2 The equivalent commercial value shall be determined based on the pro-rata portion of the unperformed advertising period relative to the full Agreed Service Term, taking into account the originally agreed broadcast frequency and location.

4.3 Any compensatory advertising services shall be completed within a reasonable period agreed by the Parties and shall be subject to the same broadcast standards and reporting requirements as set forth in this Agreement.

4.4 The Parties acknowledge that although the Shares are validly issued, Party B’s ultimate entitlement to the economic benefits corresponding to the full twelve (12) month Service Term remains conditional upon substantial completion of the agreed advertising obligations.

5. Confidentiality

Both Parties shall maintain strict confidentiality of any proprietary or non-public information obtained in the course of performing this Agreement and shall not disclose such information to any third party without prior written consent.

6. Liability for Breach

Any Party that breaches this Agreement and causes loss to the other Party shall bear corresponding legal liability in accordance with applicable laws.

7. Governing Law

This Agreement shall be governed by and construed in accordance with the laws of Hong Kong.

8. Miscellaneous

This Agreement constitutes the entire agreement between the Parties with respect to the subject matter herein and shall become effective upon execution by both Parties.

Signature

Party A (Signature):	/s/ Jianbiao Dai
CEO of Netclass Technology Inc

Party B (Signature):	/s/ Ren Wu
CEO of China Outdoor Media Development Limited